# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Seer, Inc., CIK 0001726445
CUSIP: 81578P106
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 3800 BRIDGE PARKWAY, SUITE 102, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 04/12/2026
Amends the filing with accession number 0000921895-26-000515
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; MICHAEL TOROK, 68 Mazzeo Drive, Randolph, Massachusetts (MA), 02368, 617-680-6709; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (0.9% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 2,110,232; shared voting power 500,000; sole dispositive power 2,110,232; shared dispositive power 500,000; aggregate amount beneficially owned 2,610,232 (4.6% of the class)
- JEC II Associates, LLC (CIK 0001477326): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,167,296; sole dispositive power 0; shared dispositive power 1,167,296; aggregate amount beneficially owned 1,167,296 (2.1% of the class)
- The MOS Trust: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 215,000; sole dispositive power 0; shared dispositive power 215,000; aggregate amount beneficially owned 215,000 (0.4% of the class)
- MOS PTC, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 215,000; sole dispositive power 0; shared dispositive power 215,000; aggregate amount beneficially owned 215,000 (0.4% of the class)
- Torok Michael (CIK 0001967237): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 285,000; shared voting power 1,382,296; sole dispositive power 285,000; shared dispositive power 1,382,296; aggregate amount beneficially owned 1,667,296 (3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Seer, Inc.
Address of issuer's principal executive offices: 3800 BRIDGE PARKWAY, SUITE 102, REDWOOD CITY, California (CA), 94065

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 13, 2026, the Reporting Persons submitted a non-binding proposal to acquire 100% of the equity of the Issuer at a purchase price of $2.25 per Share in cash, representing a 33% premium to the Issuer's most recent closing price, plus a contingent value right representing the right for stockholders to receive 80% of the net proceeds received from any license, sale or other disposition of the Issuer's business and assets, including PrognomiQ (the "Proposal"). The Proposal is only subject to limited confirmatory due diligence and is based on the availability of at least $215 million of net cash and cash equivalents at closing and is not subject to any financing conditions. The Reporting Persons requested a response regarding the Issuer's board of directors' (the "Board") willingness and availability to discuss the Proposal no later than 5:00pm ET on April 22, 2026, at which point the Proposal will expire.

Also on April 13, 2026, Mr. Radoff delivered a letter to the Issuer nominating Howard H. Berman, Joshua S. Horowitz and Luis E. Rinaldini (the "Nominees") for election to the Board at the Issuer's 2026 annual meeting of stockholders (the "Annual Meeting").

Also on April 13, 2026, the Reporting Persons issued a press release (the "Press Release"), which included a copy of the Proposal delivered to the Board and announced the nomination of the Nominees for election to the Board at the Annual Meeting. The foregoing descriptions of the Proposal and the Press Release do not purport to be complete and are qualified in their entirety by reference to the full text of the Press Release, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 12, 2026, (a) Radoff (as defined in the initial Schedule 13D), (b) JEC (as defined in the initial Schedule 13D) and (c) Dr. Berman and Messrs. Horowitz and Rinaldini (collectively, the "New Parties") entered into an amended and restated group agreement (the "Amended and Restated Group Agreement") with respect to the Issuer pursuant to which, among other things, (i) that certain group agreement, dated February 20, 2026, between Radoff and JEC was superseded in its entirety, (ii) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (iii) the parties agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by or on behalf of Radoff or JEC), (iv) the parties agreed not to transact in securities of the Issuer without the prior written consent of Radoff and JEC for so long as the Issuer's tax benefit preservation plan, dated as of February 26, 2026 (the "NOL Pill"), remains in effect; provided, that each New Party further agreed not to enter into any transactions in the securities of the Issuer without the prior written consent of Radoff and JEC notwithstanding any potential termination of the NOL Pill and (v) Radoff and JEC agreed to jointly pay all expenses and costs (including all legal fees) incurred in connection with the group's activities on a pro rata basis based on the number of Shares beneficially owned in the aggregate by such party. The Amended and Restated Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Each of the Nominees has granted Mr. Radoff a power of attorney (each, a "Power of Attorney") to execute certain SEC filings and other documents in connection with the solicitation of proxies at the Annual Meeting. A form of the Power of Attorney is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Press Release, dated April 13, 2026.

99.2 - Amended and Restated Group Agreement, dated April 12, 2026.

99.3 - Form of Power of Attorney.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (04/13/2026)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (04/13/2026)
- JEC II Associates, LLC: /s/ Michael Torok, Michael Torok, Manager (04/13/2026)
- The MOS Trust: /s/ Michael Torok, Michael Torok, Manager of MOS PTC, LLC, its Trustee (04/13/2026)
- MOS PTC, LLC: /s/ Michael Torok, Michael Torok, Manager (04/13/2026)
- Torok Michael: /s/ Michael Torok, Michael Torok (04/13/2026)